Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 28, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Alyst Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed June 21, 2007
File No. 333-138699

Dear Mr. Reynolds:

On behalf of Alyst Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated June 28, 2007, relating to the above-captioned Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Please confirm that changes to the UPO agreement are reflected in the registration statement.

We hereby confirm that all changes to the UPO agreement will be reflected in the final prospectus filed by the Company pursuant to Rule 424 (“Final Prospectus”) as indicated in the attached marked changed pages.

Prospectus Summary

2.
We note your response to prior comment four from our letter dated June 18, 2007 and the revised disclosure on pages 19-20. Please revise to provide the disclosure requested in part (2) of prior comment four.

Mr. John Reynolds
Securities and Exchange Commission
June 28, 2007

We will revise the disclosure as requested in the Final Prospectus as indicated in the attached marked changed pages.

Proposed Business, page 32

3.
We note your revised disclosure in response to prior comment six and the statement on page 33 that the 97 merger and acquisition transactions represented approximately $18 billion in transactional value. Please revise page 33 to quantify the approximate transactional value represented by the four (out of the 97 total) transactions.

We will revise the disclosure as requested in the Final Prospectus as indicated in the attached marked changed pages.

Conversion rights, page 34

4.
We note your response to prior comment seven. Please revise your reference to a put right on page 37 to distinguish between a put right, in which the company itself would be required to purchase shares, and the ability of shareholders in a publicly traded company generally to sell shares in the open market.

We will revise the disclosure as requested in the Final Prospectus as indicated in the attached marked changed pages.

5.
We also note the revised disclosure on page 19 indicating that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. Please revise to address the circumstances whereby shareholders who wish to tender physical certificates would not be able to elect conversion if the company establishes a meeting date that is 10 days or less than two weeks after the mailing of proxies..

We will revise the disclosure as requested in the Final Prospectus as indicated in the attached marked changed pages.

Conflicts of Interest, page 47

6.
We note your response to prior comment eight and the statement that the insiders' agreements are subject to the pre-existing fiduciary or contractual obligations “described below.” Please revise page 48 to clarify, if true, that this means that any business opportunities must first be presented to the entities and affiliates “described below.”

We will revise the disclosure as requested in the Final Prospectus as indicated in the attached marked changed pages.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Mr. John Reynolds
Securities and Exchange Commission
June 28, 2007

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robert H. Davies
Jay Goldman
Alan I. Annex, Esq.